September 16, 2005

Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549 Attention: Amanda McManus	MARK I. FISHER 212-940-8877 E-MAIL ADDRESS mark.fisher@kattenlaw.com Direct Fax Number (212) 935-8405

Re:          Newkirk Realty Trust, Inc. Registration Statement on Form S-11

Registration No. 333-127278

Ladies and Gentlemen:

We have today filed Amendment No. 1 to Form S-11 (the “Registration Statement”) for Newkirk Realty Trust, Inc. (the “Company”).  Set forth are our responses to the Staff’s September 6, 2005 comment letter.

General

1.                                      Comment:             Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

Response:             We have enclosed a copy of the materials you requested.

2.                                      Comment:             We note your disclosure in various places throughout the prospectus that you intend to sell, concurrently with this offering, $50 million of your common stock to First Union Real Estate Equity Mortgage Investments in a private placement and to issue an additional number of your shares to First Union in connection with its assignment of certain contract rights to you.  In addition, we note your intent to issue special voting preferred stock to your advisor.  Please tell us what exemption or exemptions from registration you intend to rely upon in issuing such shares, including a description of facts tending to support the use of such exemption(s), and provide your analysis as to why the issuances should not be integrated with this offering.

Response:             It is our view that the sale, concurrently with the subject offering, of $50 million of the Company’s common stock to First Union Real Estate Equity Mortgage

Investments (“First Union”), the issuance of additional shares to First Union in connection with its assignment of certain contract rights, and the issuance of special voting preferred stock to NKT Advisors, the advisor to the Company, will be valid private placements pursuant to Section 4(2) of the Securities Act of 1933, and that such valid private placements under the facts and circumstances presented should not be integrated with the Company’s public offering in reliance on the policies underlying the Staff’s long-standing position in the Black Box Incorporated (publicly available June 26, 1990) no-action letter as supplemented by the Squadron, Ellenoff, Plesent & Lehrer (publicly available February 28, 1992) no-action letter.

Pursuant to those letters, the Staff concluded that as a policy matter relating to the nature and number of offerees, a registered initial public offering and a simultaneous unregistered offering of securities (whether of the same class or not) would not be integrated where the unregistered offering is to persons who are “qualified institutional buyers” for purposes of Rule 144A and no more than two or three large institutional accredited investors.  First Union is a qualified institutional buyer as defined pursuant to Rule 144A(a)(1) and NKT Advisors, the advisor to the Company is an “accredited investor” as defined pursuant to Rule 501(a) under the Securities Act of 1933, as amended.  It is our view that the policy considerations underlying the Black Box and Squadron Ellenoff letters would apply in the instant situation as well.  Note that, as disclosed, pursuant to a lock-up agreement to be entered into with First Union, all of the shares to be issued to First Union will be subject to a three-year restriction on sale.

Moreover, it is our view that with respect to the issuance of preferred stock to NKT Advisors, under traditional non-integration standards (set forth in Release No. 33-4434, 12/6/61), four of the five factors set forth in that release as being determinative of the question of integration, are not present in the instant situation.  While the private offering to NKT Advisors is being made at or about the same time as the public offering, the preferred stock to be issued to NKT Advisors will be issued for no consideration or de minimis consideration (and thus not be part of any plan of financing) and will bear no relation to the consideration to be received for the sale of common stock in the public offering; the issuance is being made for corporate governance purposes and not as part of a plan of financing; and finally, the issuance does not involve the same class of security as that offered in the public offering (the preferred stock to be issued to NKT Advisors will not be convertible and will be non-participating).  The special voting preferred stock to be issued to NKT Advisors will, pursuant to an Advisory Agreement, provide that on all matters for which NKT Advisors is entitled to cast votes, it will cast those votes in direct proportion to the votes that may be cast by limited partners of Newkirk MLP, except for votes that may be cast by NKT Advisors or in certain circumstances, Vornado Realty Trust.  The sole purpose of issuing such special voting preferred stock is to allow the limited partners of Newkirk MLP to participate in governance matters at the Company level.

3.                                      Comment:             We note that you intend to elect to be taxed as a REIT and that you intend to use a currently unspecified amount of your proceeds to fund future acquisitions of assets.  As such, your offering appears to constitute a “blind-pool” offering.  Accordingly, please revise to include all the information required by Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5.  Refer to Release 33-6900.

Response:             We do not believe that the offering constitutes a “blind pool” as contemplated by Securities Act Release 33-6900 so as to require prior performance information of the type set forth in Guide 5.  The disclosure guidelines in Guide 5 were originally contained in Guide 60 which was proposed by the Commission in March 1974 and adopted in 1976.  The primary motivation of the Commission in adopting Guide 60 was to address concerns that had arisen in connection with the proliferation of real estate limited partnerships in the 1970’s.  Most of these partnerships were offered and sold as blind pools where at the time of sale none of the proposed investments had been identified.  Thus, investors were placed in the position of having to make investment decisions “without knowing exactly what the specific assets of the program will be.”  See Securities Act Release 33-6354, p.3 (10/14/81).  Under these circumstances the Commission believed that “the experience of the sponsor of the program being offered is a critical area of disclosure for investors.”  See Securities Act Release 33-6354, p.5.  This concern led to the development of the track record requirements now contained in Guide 5.  The rationale for including a track record was that since potential investments had not yet been identified at the time of an offering, investors should be furnished with the track record of the sponsor before making an investment decision.

The current offering is vastly different from the offerings for which Guide 5 disclosure would be appropriate.  All of the net offering proceeds, after deducting underwriting discounts, will be used to purchase newly issued MLP units from Newkirk MLP or currently outstanding MLP units from existing partners in Newkirk MLP.  It is presently estimated that the net proceeds of a $400,000,000 offering, after deducting underwriting commission, would be approximately $375,640,000, of which $140,865,000 would be used to purchase outstanding MLP units and $234,775,000 would be used to acquire newly issued MLP units.  Newkirk MLP would in turn utilize the proceeds it obtains from the sale of newly issued MLP units to repay $150,000,000 of outstanding debt payable under its existing credit facility with KeyBank/Bank of America and to pay expenses.  Accordingly, it is presently estimated that Newkirk MLP would have approximately $79,775,000 available for investment.  In addition to representing a relatively small portion of the net offering proceeds, this amount is even more insignificant when viewed against the current real estate investments of Newkirk MLP.  Based on the June 30, 2005 financial statements, Newkirk MLP’s real estate investments had a gross asset value of more than $1.5 billion.  As described in the Registration Statement, these assets consist primarily of ownership of 204 office, retail, industrial and other properties containing an aggregate of approximately 17,201,024 square feet of space located in 33 states.  Extensive information about these real estate investments is included in the Registration Statement.  Accordingly, we believe that it is inappropriate to view this offering as a blind pool or that the requested disclosure is required.

4.                                      Comment:             Please tell us whether you have a website and if you do, include your web address in the filing.  See Item 102(e)(2) of Regulation S-K.

Response:             The Company does not currently maintain a website, although it has reserved the domain name www.newkirkrealtytrust.com and intends to establish a website at such web address prior to the consummation of the offering.  We have included this disclosure in the Prospectus Summary.

5.                                      Comment:             Please provide the disclosure required by Item 25(b) of Form S-11 regarding your policy with respect to certain activities of your officers and directors.

Response:             We have provided additional disclosure under the caption “NEWKIRK REALTY TRUST, INC. – Conflict of Interest Policy” regarding certain provisions of the Company’s by-laws and Code of Business Conduct and Ethics, in response to the Staff’s comment with respect to Item 25(b) of Form S-11.

6.                                      Comment:             Please revise your bulleted cover page risk factors as follows:

•                              First bullet-revise to provide more specific disclosure regarding the types of properties and risks contemplated.

•                              Fourth bullet-provide more specific disclosure about how the ability of your advisor to operate your properties and identify acquisitions affects your financial condition.

•                              Seventh bullet - provide more detailed disclosure about the types of conflicts.

•                              Eighth bullet - specify the parties in whom ownership will be concentrated and quantify the percentage of control that will be held by those parties after the offering.

Please make conforming changes, as appropriate, to your summary risk factors and risk factors sections.

Response:             We have complied with the Staff’s request and revised the risk factors on the cover page.

7.                                      Comment:                                      Please include a cover page risk factor describing the fact that your Chief Executive Officer is party to an agreement with First Union which will restrict his ability to take advantage of future business activities related to real estate investments other than those associated with triple net leased properties.

Response:             As disclosed in the Registration Statement, the Company’s strategy is to manage its existing net lease properties and to make investments solely in assets related to net lease properties.  See “PROSPECTUS SUMMARY – Our Strategy”.  As a result of the assignment to the Company of First Union’s exclusivity rights with respect to Michael Ashner, Mr. Ashner will be required to direct net lease opportunities solely to the Company.  Accordingly,

Michael Ashner’s exclusivity obligations to First Union, which relate only to non-net lease opportunities, will not restrict his ability to take advantage of future business opportunities for the Company. We have clarified the disclosure to make clear that First Union will retain its exclusivity rights with respect to non-net lease opportunities.  See the fifth-to-last bullet under “PROSPECTUS SUMMARY – Structure and Formation of Our Company – Formation Transactions” and “OUR ADVISOR AND THE ADVISORY AGREEMENT; EXCLUSIVITY ARRANGEMENT – Exclusivity Arrangement with Michael Ashner – Limited Exclusivity Assignment; Issuance of Shares to First Union”.

8.                                      Comment:             Please limit your summary to a brief description of the key aspects of your business and this offering.  Detailed information about your dividend and distribution policy, preferred stock terms and restrictions on stock ownership is more appropriate for the body of the prospectus. In addition, please eliminate redundant disclosure from within the summary.

Response:             We have revised the Prospectus Summary to comply with this comment and in particular have limited the disclosure with respect to dividend and distribution policy, preferred stock terms and restrictions on stock ownership.

9.                                      Comment:             Please revise the forepart of the summary and the body of the prospectus to disclose all benefits to affiliates as a result of the formation transactions and this offering, quantifying such benefits to each affiliate.  For example, it appears that the following items may benefit Mr. Ashner:

•                              advisor portion of the base management fee;

•                              Winthrop Financial’s portion of the base management fee;

•                              an increase in the fees paid to Winthrop Financial; advisor portion of the incentive fee;

•                              advisor portion of the incentive fee;

•                              First Union portion of the incentive fee;

•                              redemption of Newkirk MLP units;

•                              issuance of special voting stock; and

•                              affiliate control of company.

Response:             We have complied with the Staff’s request.  See “PROSPECTUS SUMMARY – Conflicts of Interest”, and “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Transactions and Relationships Relating to this Offering and Our Structure”.

10.                               Comment:             Throughout the summary you refer to your “senior management team.”  Please disclose the names and positions of your senior management team in the beginning of the summary.

Response:             We have revised the disclosure under “PROSPECTUS SUMMARY – Newkirk Realty Trust, Inc.” to specify that our senior management team consists of Michael Ashner, our Chief Executive Officer, Peter Braverman, our President, Carolyn Tiffany, our Chief Operating Officer, Thomas Staples, our Chief Financial Officer, and Lara Sweeney Johnson, our Executive Vice President.

11.                               Comment:             Please specify in your summary the percentage of Newkirk MLP’s assets represented by properties, securitized pools of notes and other assets.

Response:             We have disclosed in the “PROSPECTUS SUMMARY” that, based on the June 30, 2005 financial statements, the Newkirk properties represent approximately 82.7% of the assets of Newkirk MLP.  The securitized notes receivable represent less than 1% of total assets and have not been separately disclosed because we do not believe that such disclosure is material.

Our Strategy, page 2

12.                               Comment:             We note the disclosure that your strategy differs from Newkirk MLP’s as you will use a portion of the proceeds and cash flows from operations and sales to fund future investment activity.  Please clarify whether or not you also intend to use future equity and debt financing to fund future investment activity.

Response:             We have complied with the Staff’s request and included disclosure under “PROSPECTUS SUMMARY - Our Strategy” and “NEWKIRK REALTY TRUST, INC. – Our Strategy” with respect to the use of future equity and debt financing to fund future investment activity.

Competitive Strengths, page 3

13.                               Comment:             In order to provide more balanced disclosure, please move your summary risk factor discussion so that it immediately follows your discussion of competitive strengths.

Response:             We have moved the list of summary risk factors in accordance with the Staff’s request.

14.                               Comment:             Your disclosure regarding your track record in re-leasing your properties may not be clear to an investor.  For example, it is not clear whether space subject to a lease which expired December 31, 2005 and was not re-leased until December 31, 2004, would be included in unleased square footage “as of June 30, 2005.”  Please clarify.

Response:             We have inserted language under the caption “PROSPECTUS SUMMARY – Competitive Strengths” that clarifies the disclosure.  In addition as to space that was re-leased to new tenants, there was no lag time between the expiring lease and the new lease.

15.                               Comment:             Please define what you mean by “fully vertically integrated” when describing Winthrop Financial Associates in the first full paragraph on page 4.

Response:             We have revised the “PROSPECTUS SUMMARY – Competitive Strengths – Affiliation with Winthrop Financial Associates” section to define what we mean by “vertically integrated”.

16.                               Comment:             Please clarify which affiliates own the properties managed by Winthrop.

Response:             We have complied with the Staff’s request and added disclosure under the caption “PROSPECTUS SUMMARY – Competitive Strengths - Affiliation with Winthrop Financial Associates”.

Our Properties, page 5

17.                               Comment:             Please identify any particular state or region in which your properties are particularly concentrated.

Response:             We have included disclosure under “PROSPECTUS SUMMARY - Our Properties” as to states where properties are concentrated.

18.                               Comment:             The summary of your investment strategy should include a clear description of both the types of properties and the types of mortgages you have invested in and intend to invest in, as well as a clear description of your investment strategy that provides more detail about the types of financing structures you have provided and intend to provide.

Response:             We have complied with the Staff’s request by adding more detail on the types of assets that the Company intends to pursue.  See “PROSPECTUS SUMMARY – Our Strategy – Portfolio Growth Through Acquisitions”. We also note our disclosure under “NEWKIRK REALTY TRUST, INC. – Investment Policies and Policies With Respect to Certain Activities” where we provide a lengthy description of the various types of debt instruments in which we intend to invest.

History, page 6

19.                               Comment:             Refer to the discussion of your advisor in the final carry-over paragraph on page 6. While it is important that the exclusivity agreement with Michael Ashner be described, it is not clear why you have provided substantial detail regarding the ownership structure, history and management compensation structure for First Union and its advisor here. Please advise or revise.

Response:             The senior management team of the Company and the Advisor also serve as the senior management of First Union and its external advisor.  First Union will be a party to several of the Company’s formation transactions and will also be entitled to receive a large portion of the incentive management fees that are earned by the Advisor.  In the “History” section, we laid out the ownership structure of the Company and the history behind the various affiliations that are present in our structure.  In doing so, we feel that it is important to describe how First Union is incentivized to participate in various formation transactions and to describe clearly the affiliation between First Union, First Union’s advisor, the Company’s Advisor and the Company’s management team.

Structure and Formation of Our Company, page 7

20.                               Comment:             Please provide disclosure regarding the MLP unit split referred to on page 122.

Response:             We have complied with the Staff’s request and added the requested disclosure under the caption “PROSPECTUS SUMMARY – Structure and Formation of Our Company – Formation Transactions”.

21.                               Comment:             In the third bullet on page 8, please specify what portion of the proceeds will be used to purchase units from your executive officers.

Response:             We have complied with the Staff’s request and revised this bullet point.

22.                               Comment:             We note your disclosure in the fourth bullet point on page 8 that you intend to use a certain percentage of the offering proceeds to conduct a tender offer for limited partnership interests in Newkirk MLP. Please confirm that you do not intend to commence the tender offer until after the closing of this offering or tell us how you otherwise intend to comply with Rule 102 of Regulation M with respect to the tender offer. In addition, please tell us how you intend to comply with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, including the offering requirements of Rule 13e-4(f). We note, for example, your intent to purchase limited partnership units from specified parties in agreed upon amounts, while you will limit the percentage of units you will purchase from all other limited partners.

Response:             The tender offer will not commence until after consummation of the offering, including the closing of any shares sold pursuant to the exercise of the over-allotment option, and the purchase of units from Apollo Real Estate Investment Fund III, L.P. and from employees and executive officers of Winthrop Financial Associates.  These affiliated purchases will not be effected during the tender offer period but rather in a private transaction at the time the offering is consummated.  The tender offer will be made to all holders of units in accordance with Rule 13e-4.  If more units are tendered than the number sought in the tender offer, the Company will purchase units on a pro rata basis in accordance with Rule 13e-4(3). In addition, Apollo Real Estate Investment Fund III, L.P. has agreed to waive its pro rata right to tender units to the extent the tender offer is oversubscribed, in order to afford non-affiliated limited partners an opportunity to tender additional units.  We have clarified our disclosure by deleting the reference to “other” limited partners and specifying that affiliated entities have agreed not to tender units in the tender offer or, in the case of Apollo, have agreed to limit their tenders to the extent the tender offer is oversubscribed.  See the fifth bullet under “PROSPECTUS SUMMARY – Structure and Formation of the Company – Formation Transactions”.

23.                               Comment:             We note from your disclosure in the final carryover bullet point on the bottom of page 9 that you “anticipate” that First Union will assign Michael Ashner’s exclusivity right with respect to triple net properties to you.  Since this right seems key to your business, please provide more specificity as to when you anticipate this assignment will occur.  In addition, since it does not appear that the assignment of the exclusivity right is a certainty, please include risk factor disclosure describing the consequences of a failure of First Union to assign this right.

Response:                                       We have disclosed in this bullet point that First Union has agreed to make this assignment concurrently with the closing of the offering.

24.                               Comment:             Refer to the description of fees on pages 13-14.  Please consider providing, in the summary or in body of the prospectus, an example of the calculation of the incentive management fee as it may be helpful for an investor to understand the potential amount of the fee.

Response:             We have included an example of the fee calculation under “OUR ADVISOR AND THE ADVISORY AGREEMENT - Exclusivity Arrangements”.

25.                               Comment:             Refer to the diagram on page 10. Please include the interests of Winthrop Financial Associates in Newkirk MLP in the chart.

Response:             We have complied with the Staff’s request and revised the chart accordingly.

26.                               Comment:             Please identify by footnote or otherwise, each of the entities which Michael Ashner has the ability to control or influence and specify whether the control or influence results from stock ownership, a management position or otherwise. In addition, identify each entity which shares the same or similar management.

Response:             We have complied with the Staff’s request and revised the footnotes to the chart accordingly.

Our Advisor, page 11

27.                               Comment:             Please briefly describe the calculation of “common equity capital.”

Response:             We have complied with the Staff’s request and revised the disclosure in the table under the caption “PROSPECTUS SUMMARY – Our Advisor” to define “common equity capital”.

Our Debt, page 14

28.                               Comment:             Please revise footnote (3) on page 15 to include disclosure of the weighted average interest rate of the loans.

Response:             We have included the weighted average interest rate of the loans.

29.                               Comment:             We note that you have excluded from the debt table “third party share of debt” and “Non-Newkirk Realty Trust Share of Debt” related to properties that you account for on a consolidated basis. Clarify whether you are jointly or secondarily liable for this debt and if so the basis for excluding these debt amounts.

Response:             We have revised our disclosure under the caption “PROSPECTUS SUMMARY - Our Debt” to stop at total debt.  We have provided a footnote which discloses the minority parties pro rata share of our debt.

Summary Risk Factors, page 15

30.                               Comment:             Revise the final risk factor to address the recent valuation provided by Newkirk MLP’s general partner which implied a lower valuation for MLP units than the offering price.

Response:             We note that in the “RISK FACTORS” section we have devoted an entire risk factor to the previous valuation.  However, we do not believe that it is appropriate to include disclosure on that valuation in the summary risk factor section because the prior valuation reflected the fact that, at the time of the valuation:  (1) there was no public market for MLP units and MLP units were not redeemable for other publicly-traded securities, (2) MLP units were subject to substantial transfer restrictions and (3) no assumptions were made with respect to new investments or future growth by Newkirk MLP.

Restrictions on Ownership of Common Stock, page 16

31.                               Comment:             Please clarify that for purposes of calculating the ownership of a “person”, your charter has a more restrictive definition than that required by the REIT rules.

Response:             We have revised our disclosure under the caption “PROSPECTUS SUMMARY – Restrictions on Ownership of Stock” to clarify that the definition of “person” for purposes of the ownership limit is more restrictive than what would be required to avoid being closely held for purposes of the REIT rules.

Our Dividend and Distribution Policy, page 17

32.                               Comment:             Please disclose what percentage your estimated annualized distribution represents of your estimated cash available for distribution.

Response:             We have inserted disclosure in the sections “PROSPECTUS SUMMARY – Our Dividend and Distribution Policy” and “OUR DIVIDEND AND DISTRIBUTION POLICY” in complying with this comment.

Conflicts of Interest, page 19

33.                               Comment:             Please expand your disclosure to discuss the fact that your management (and the management of your advisor) may be required or inclined to offer real estate opportunities which would otherwise be beneficial to your stockholders to either Winthrop Financial Associates or First Union.

Response:             First Union’s exclusivity agreement with Michael Ashner requires Mr. Ashner to offer to First Union any business opportunity related to real estate investments (other than certain limited excluded investments) that are offered to Mr. Ashner.  As a result of the assignment to the Company of the portion of those exclusivity rights relating to net lease properties, Mr. Ashner will be required to offer to the Company any business opportunities related to net lease properties.  In addition, under the terms of the Company’s advisory agreements with the Advisor, the Advisor’s senior management and any persons or entities to which the Advisor subcontracts any of the services that it is required to provide to the Company, must offer to the Company any business opportunities related to net lease properties that are offered to or generated by such persons or entities.  See “OUR ADVISOR AND THE ADVISORY AGREEMENT; EXCLUSIVITY ARRANGEMENT – Exclusivity Arrangement with Michael Ashner “ and “-Exclusivity Arrangement with Our Senior Management”.  Accordingly, since the Company’s strategy relates solely to net lease opportunities, the Advisor’s senior management will be prohibited from offering any real estate opportunities that are relevant to the Company to any party other than the Company.  We have clarified the disclosure to make clear that First Union will retain its exclusivity rights with respect to non-net lease opportunities.  See the fifth-to-last bullet under “PROSPECTUS SUMMARY – Structure and Formation of Our Company – Formation Transactions” and “OUR ADVISOR AND THE ADVISORY AGREEMENT;

EXCLUSIVITY ARRANGEMENT – Exclusivity Arrangement with Michael Ashner – Limited Exclusivity Assignment; Issuance of Shares to First Union”.

34.                               Comment:             Please specify the percentage of the advisor indirectly owned by Mr. Ashner.

Response:             We have complied with the Staff’s request and revised the disclosure under “PROSPECTUS SUMMARY – Conflicts of Interest”.

35.                               Comment:             Please include a discussion of Mr. Ashner’s ownership and control of Winthrop Financial.

Response:             We have complied with the Staff’s request and revised the disclosure under “PROSPECTUS SUMMARY - Conflicts of Interest - Advisory Agreement with our Advisor”.

Risk Factors, page 27

36.                               Comment:             Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, many of the subheadings merely state a fact with no reference to the associated risk.

Response:             We have revised the risk factor subheadings to indicate the specific risk we are describing.

37.                               Comment:             Please include a risk factor discussing the possibility of foreclosure on the 707,482 square foot office building in Toledo, Ohio that is leased to Owens-Illinois, Inc., as described in footnote (4) on page 15 and in the fifth paragraph on page 67.

Response:             We have added a risk factor discussing the possibility of foreclosure on the Toledo, Ohio property leased to Owens-Illinois.

38.                               Comment:             Please include a separate risk factor discussing the risk associated with substantially lower renewal rates on most of your properties. Include in this risk factor a discussion of the difference between the aggregate in-place rental income and the aggregate renewal rental income for 2006 - 2009, inclusive. We note that your current risk factor discussion of renewal rates at the bottom of page 28 is not sufficient to highlight this risk.

Response:             We have included an additional risk factor addressing this comment.

Our success depends on the ability of our Advisor to operate properties and our Advisor’s failure to operate our properties in a sufficient manner, could have a material adverse effect on the value of our real estate investments and results of operations, page 27

39.                               Comment:             Please expand your disclosure to state, if true, that you do not intend to hire employees and that your advisor is not required to dedicate any particular number of employees or employee-hours to your business.

Response:             We have revised the disclosure in this risk factor to address this comment.

We depend on the experience and expertise of our and our Advisor’s senior management team, and the loss of the services of our key personnel could have a material adverse effect on our business strategy, financial condition and results of operations, page 28

40.                               Comment:             Expand your discussion under this risk factor heading to address the fact that a termination or resignation of Michael Ashner will also likely terminate your relationship with your advisor, First Union and Winthrop Financial Associates.

Response:             We have complied with the Staff’s request.

41.                               Comment:             Please revise your disclosure to name each of the “other executive officers” to whom you refer in the first sentence or remove the reference.

Response:             We have revised the disclosure in this risk factor to name Carolyn Tiffany, Thomas Staples, and Lara Sweeney Johnson as the other executive officers.

Our Advisor’s base management fee is payable regardless of our performance, page 28

42.                               Comment:             Please include disclosure regarding your advisor’s fee compensation arrangements with First Union and Winthrop Financial to the extent such arrangements may further reduce the advisor’s incentive to devote its time and effort to you.

Response:             The members of the Advisor’s senior management team that hold economic interests in the Advisor also hold economic interests in First Union and Winthrop Financial Associates.  Accordingly, we do not believe that the fee compensation arrangements with First Union and Winthrop Financial Associates would materially reduce the Advisor’s incentive to devote time to the Company because, to the extent fees are being shared with First Union and Winthrop, the Advisor’s senior management will benefit from such fees as well.

We face a number of significant issues with respect to the properties owned by Newkirk MLP which may adversely affect our financial performance, page 28

43.                               Comment:             Please highlight any particular region or industry where your tenants are located and specify the risks associated with such concentration.  We note, in this regard, that your office space appears to be let to a number of companies in the energy and finance sectors and that your retail space appears to have some concentration in the banking and supermarkets sectors.

Response:             We have complied with the Staff’s request and revised the disclosure in this risk factor accordingly.

Leasing Issues, page 28

44.                               Comment:             Please quantify your near-term lease expirations.

Response:             We have revised the disclosure to indicate that 91% of leases expire by the end of 2009.

Our debt level may have a negative impact on our ability to make distributions to stockholders and, pursue our business strategy, page 33

45.                               Comment:             Please specify, if true, that there is no limit on the amount of leverage that you may employ.

Response:             We have revised the disclosure in this risk factor to address this comment.

Noncompliance with environmental laws could adversely affect our financial condition and operating results, page 34

46.                               Comment:             Please identify any tenants or industries whose operations present a particular risk of environmental liability.

Response:             The Company is not aware of any tenants or industries whose operations present a particular risk of environmental liability to the Company.  We also note that, as we have disclosed, the Company’s leases generally require the tenant to operate the property in compliance with all applicable laws and to indemnify the Company against any environmental liabilities arising from a tenant’s activities on the property.

Property owned through joint ventures may limit our ability to act exclusively in our interests, page 36

47.                               Comment:             Please quantify the percentage of your portfolio held in joint ventures.

Response:             We have disclosed this percentage in this risk factor.

We are subject to increases in the cost of our borrowings as a result of rising interest rates, page 37

48.                               Comment:             Please quantify your exposure to floating rate debt.

Response:             We have revised the disclosure in this risk factor on floating rate debt to address this comment.

There are various conflicts of interest resulting from the relationships among us, our Management, our Advisor and other parties, page 37

49.                               Comment:             Please expand your disclosure in the second and fourth bullet points under this heading to specify briefly the transactions giving rise to the conflict. In addition, please revise the third bullet point to identify why the facts stated give rise to a conflict and to discuss the conflict that might be presented with respect to particular attractive transactions.

Response:             We have complied with the Staff’s request and expanded the disclosure in this risk factor, except that, as discussed in response to comments #7 and #33, the Company does not believe that any conflicts exist with respect to particular attractive transactions.

50.                               Comment:             Please clarify why the final bullet point under this risk factor heading presents a conflict and a risk.

Response:             We have deleted the bullet point.

If we do not qualify as a REIT or fail to remain qualified as a REIT we will be subject to tax as a regular corporation and could face substantial tax liability, page 39

51.                               Comment:             Please explain, in the final sentence of this risk factor, why use of taxable REIT subsidiaries presents a risk.

Response:             We have revised the risk factor in accordance with the Staff’s comment to explain that taxable REIT subsidiaries are taxed on their taxable income, whether or not distributed.

Provisions in our articles of incorporation and bylaws and Maryland law may delay or prevent our acquisition by a third party, page 41

52.                               Comment:             Please expand your discussion in the fourth and fifth bullet points under this risk factor heading to explain why these measures will delay or prevent an acquisition by a third party.

Response:             In order to address this comment, we have expanded the discussion under the fourth and fifth bullet points of the risk factor entitled “Provisions in our articles of incorporation and bylaws and Maryland law may delay or prevent our acquisition by a third party” and added to this risk factor an additional cross-reference to the subheadings “Preferred Stock” and “Power to Increase Authorized Stock and Issue Additional Shares of our Common Stock and Preferred Stock” under “DESCRIPTION OF STOCK”.  In addition, we have expanded the discussion under the subheading “Preferred Stock” under “DESCRIPTION OF STOCK” and the discussion under the subheading originally entitled “Amendments to Our Charter” but now entitled “Amendments to our Charter and Bylaws” under “IMPORTANT PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS”.

Broad market fluctuations and our failure to meet market expectations could negatively impact the market price of our common stock, page 44

53.                               Comment:             The risk described under this heading appears to be generic and applicable to any publicly traded company. Please revise your disclosure to describe how this risk affects you uniquely.

Response:             We have deleted this risk factor, as the Company believes that there are no unique material risks to which the Company is exposed in this regard.

Determination of Offering Price, page 46

54.                               Comment:             Please disclose whether you considered the recent valuation provided by Newkirk MLP’s general partner, as discussed in the second risk factor on page 44, or your recent acquisition of limited partnership units for $42.50, as discussed in the sixth paragraph on page 64, in making a determination with regard to the offering price.

Response:             We have inserted disclosure under the caption “DETERMINATION OF OFFERING PRICE” to the effect that the Company does not intend to take the valuation into account in determining the initial offering price and included the rationale for that decision.

Use of Proceeds, page 47

55.                               Comment:             Please expand your disclosure in paragraph number (1) to identify the precise terms of the indebtedness that you will repay with $150 million of offering proceeds, including interest rates, maturities and the lending institutions. See instruction 4 to Item 504 of Regulation S-K.

Response:             We have revised the disclosure under “USE OF PROCEEDS” to indicate that the proceeds will be used to repay the KeyBank/Bank of America facility that was closed in August.  We have also included a cross reference to the disclosure under “NEWKIRK

REALTY TRUST, INC. – Our Real Estate Assts – Refinancing of Debt and Acquisition of Contract Right Mortgage Notes” as to the debt that was repaid in August with proceeds of the KeyBank/Bank of America facility.

Our Dividend and Distribution Policy, page 48

56.                               Comment:             In the narrative preceding the table, please disclose what percentage your estimated annualized distribution represents of your estimated cash available for distributions.

Response:             We have inserted disclosure under “OUR DIVIDEND AND DISTRIBUTION POLICY” responsive to this comment.

57.                               Comment:             You should not refer to and use adjusted funds from continuing operations as a component or subtotal to arrive at estimated cash available for distribution. Inclusion of funds from operations is not appropriate because it is a performance measure and estimated cash available for distribution is a liquidity measure and because dividends are paid from cash not funds from operations.

Response:             We have revised the calculation of estimated cash available for distribution.  We now use pro-forma income from continuing operations as the starting point in the calculation of cash available for distribution.

58.                               Comment:             The presentation of estimated cash available for distribution should be revised to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. This is accomplished by adding pro forma net income for the most recently completed interim period to pro forma net income for the most recent year and subtracting pro forma net income for the comparable interim period of the prior year. This resulting pro forma net income for the most recent 12 month period is then adjusted, for sources and uses of cash that are reasonable and supportable from operating, investing and financing activities to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. For example, you should reduce cash available for distribution for the effect of lease terminations that have occurred, or are scheduled or expected to occur in the 12 months following the last date of the financial statements included in the filing, particularly in light of the termination provisions as described on page F-18. You may however, include the effect of new leases or renewals of existing leases if leases have been signed. Please revise the presentation accordingly.

Response:             We have revised the presentation of estimated cash available for distribution to cover the 12 month period following the last date of financial statements included in the filing.  The revised disclosure assumes no lease renewals or new leases for leases expiring after June 30, 2005 unless a new lease has been entered into.

59.                               Comment:             Refer to footnote (4) on page 51. Please provide additional detail regarding these amortization expenses and tell us why you have added them back in the table.

Response:             We have added additional disclosure regarding amortization expense and included it as an add back item to net income to arrive at cash available for distribution because it is a non-cash item.  See footnote 1.

60.                               Comment:             Please tell us whether you considered adjustments for the pending economic discontinuance termination and the potential non-renewal on the Toledo office building in the distribution table.

Response:             We have not adjusted cash available for distribution for the two items noted as we will continue to receive rent and pay debt service during the next 12 months and do not anticipate the sale or foreclosure to occur until after the second quarter of 2006 hence these items would occur beyond the twelve month look forward window.

Selected Consolidated Financial Information, pages 54-56

61.                               Comment:             We note your disclosure of adjusted funds from continuing operations. Please revise your presentation or explain to us how each of your adjustments related to loss on early extinguishment of debt and non-cash restricted stock issuances complies with Item 10(e)(ii)(B) of Regulation S-K. Please, also revise your presentation to include historical funds from continuing operations or tell us your basis for excluding these amounts.

Response:             We have revised the presentation to eliminate the adjustment for the loss on early extinguishments of debt and non-cash restricted stock issuances.  We have added historical funds from continuing operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

62.                               Comment:             The overview section should include the most important matters on which you focus in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Please revise your overview with this in mind and consider discussing industry-wide factors used by management, such as trends in interest rates, competition, and real estate fundamentals, your locations of operations, insight into material opportunities, challenges and risks over both the short and long-term, as well as actions you plan to take to address these opportunities, challenges and risks. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Response:             We have revised the overview to include a discussion of the items listed in the Staff’s comment.

For the Year Ended December 31, 2004, page 7

Liquidity and Capital Resources, page 57

63.                               Comment:             Please expand your disclosure under this heading substantially to discuss the specific liquidity aspects of Newkirk MLP, such as any indebtedness you will be acquiring or incurring, and your expected sources of and requirements for liquidity. Your discussion should focus on any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing. Please discuss how you intend to address your liquidity needs on a long-term basis.

Response:             We have revised the disclosure under this heading to discuss expected sources and requirements of liquidity as well as how long term liquidity needs will be addressed.

Contractual Obligations and Off-Balance Sheet Arrangements, gage 58

64.                               Comment:             We note your disclosure here and on page 123. Please revise your disclosure to explain in sufficient detail how the purchase option was modified such that MLP’s general partner believes that the purchase option is significantly more favorable to Newkirk MLP.

In addition, please tell us what consideration you gave in exchange for this favorable modification.

Response:             We have revised the disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS - Contractual Obligations and Off-Balance Sheet Arrangements” and “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - T-Two Partners; T-2 Certificate” to explain the purchase option modification and the manner in which it is more favorable to Newkirk MLP.

65.                               Comment:             It is not clear from your disclosure in the first paragraph after the table on page 58 whether your guarantee of the T-Two loan is included in the table of contractual obligations. Please confirm that it has been included or revise to include the guarantee in the table.

Response:             The loan guarantee has been added to the table of contractual obligations.  Disclosure has also been added under “MANAGEMENT’S DISCUSSION AND ANALYSIS - Contractual Obligations and Off-Balance Sheet Arrangements” to clarify that

Newkirk MLP believes it has no exposure to loss under the guarantee due to the T-Two Loan being over collateralized.

66.                               Comment:             Please expand your discussion of the T-Two loan to provide the nature and business purpose to you of the loan and its importance to you as relates to your liquidity, capital resources, market risk support, credit risk support or other benefit. See Item 303(a)(4) of Regulation S-K.

Response:             The disclosure of the T-Two Loan has been expanded under “MANAGEMENT’S DISCUSSION AND ANALYSIS - Contractual Obligations and Off-Balance Sheet Arrangements” and “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - T-Two Partners;T-2 Certificate” to provide a discussion of the business purposes of the T-Two Loan, and its impact on liquidity and capital resources as well as market risk support, credit risk support and other benefits as they relate to the T-Two Loan.

67.                               Comment:             Please expand your disclosure in the first full paragraph on page 59 to quantify the percentage of your portfolio represented by these properties.

Response:             The disclosure in such paragraph has been revised to quantify the percentage of the portfolio represented by the properties subject to the options.

68.                               Comment:             Please explain what “contract right debt” is in the fifth paragraph on page 60.

Response:             The disclosure in such paragraph has been revised to indicate what contract right debt represents.

Results of Operations, page 60

69.                               Comment:             Management’s Discussion and Analysis should be a discussion and analysis of your business as seen through the eyes of those who manage the business rather than a recitation of your financial statements in narrative form. Please revise to include a more robust discussion of your results of operations including key comparative indicators used by management, trends and analysis of operating performance. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Response:             The “MANAGEMENT’S DISCUSSION AND ANALYSIS” section has been revised to present a more robust analysis of the results of operations.

For the Quarter Ended March 31, 2005

Other Matters, page 64

70.                               Comment:             Please specify which “note payable” you are referring to in the first paragraph under this heading.

Response:             We have revised the disclosure in this paragraph to specify the note payable to Bank of America.

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004, page 65

71.                               Comment:             Please explain the reason for the 17% increase in general and administrative expenses in the final paragraph on page 65.

Response:             We have revised our disclosure in this paragraph to further explain the increase in general and administrative resulting from a settlement of a limited partner litigation.

Investment Policies and Policies with Respect to Certain Activities, page 75

72.                               Comment:             Please expand your disclosure on page 75 regarding your policies with respect to investments in real estate, to provide all of the information. required by Item 13(a) of Form S-11. For example, we note that you have not indicated any limitations on the number or amount of mortgages which may be placed upon an individual piece of property.

Response:             We have complied with the Staff’s request and revised the disclosure under “NEWKIRK REALTY TRUST, INC. - Investment Policies And Policies With Respect To Certain Activities - Investments in Real Estate or Interests in Real Estate”.

73.                               Comment:             Please supply the disclosure required by Item 13(b) of Form S-11.

Response:             We have complied with the Staff’s request and revised the disclosure under “NEWKIRK REALTY TRUST, INC. - Investment Policies And Policies With Respect To Certain Activities”.

Formation Transactions, page 79

74.                               Comment:             Please specify the amount of proceeds that will be used to redeem units held by Winthrop Financial executive officers that are also your executive officers and identify the individuals by name and title.

Response:             We have complied with the Staff’s request and revised the disclosure in the fourth bullet point under “PROSPECTUS SUMMARY – Structure and Formation of Our Company - Formation Transactions” and “NEWKIRK REALTY TRUST, INC. - Formation Transactions”.

75.                               Comment:             Please briefly describe the “certain events” which will give rise to a forfeiture of your common stock by First Union in the final carry-over paragraph at the-bottom of page 80.

Response:             We have complied with the Staff’s request and inserted a cross-reference to the “OUR ADVISOR AND THE ADVISORY AGREEMENT; EXCLUSIVITY ARRANGEMENT; Exclusivity Arrangement with Michael Ashner – Limited Exclusivity Assignment; Issuance of Shares to First Union”, which describes the circumstances that will give rise to a forfeiture of the shares of our common stock held by First Union.

76.                               Comment:             Tell us how you analyzed the accounting for the transaction based on the guidance of SFAS 141, EITF 02-05 and EITF Topic D-97, as applicable.

Response:             This transaction is structured as an UPREIT transaction whereby the Company is investing proceeds from an initial public offering in exchange for the general partnership interest in Newkirk MLP.  The current Newkirk MLP partners, the sponsor are retaining a minority interest.   Consistent with guidance provided in EITF 94-2, we believe this transaction should be accounted for as a reorganization of entities under common control.   The guidance set forth in SFAS 141 in both Appendix D and paragraph 11 provides that when accounting for an exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the transferred assets and liabilities at their carrying amounts of the accounts of the transferring entity.  Accordingly, for reasons set forth below, we intend to account for the acquisition of the assets at historical cost.

We believe this transaction involves the transfers of assets between entities under common control.  Under EITF 02-5 paragraph 3 common control exists between or among separate entities if a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ share in concert exists.

Our basis for the conclusion was determined as follows:

Prior to the formation transactions the voting ownership of Newkirk MLP consists of:

Apollo Real Estate Investment Fund III L.P and executives of NKT Advisors	57.5%
Vornado Realty Trust	22.5%
Other Partners	20.0%
100.0%

After the formation transactions, based on a preliminary valuation and subject to the both the ultimate pricing of the offering and the tender offer subscriptions, the voting ownership of Newkirk MLP and the voting ownership of the Company are both estimated to approximate:

Apollo Real Estate Investment Fund III L.P and executives of NKT Advisors	33.0%
Vornado Realty Trust	15.8%
Other Partners	14.2%
The Company Shareholders	37.0%
100.0%

Refer also to the ownership structure chart on page 11 of Form S-11 Amendment 1.

After the formation, the Company’s voting ownership will be identical to that of Newkirk MLP.  The Company will issue to the Advisor, prior to the consummation of the offering, the Company’s special voting preferred stock which will entitle the Advisor to vote on all matters for which the Company’s stockholders are entitled to vote.  The number of votes that the Advisor will be entitled to cast will equal the number of Newkirk MLP units, exclusive of Newkirk MLP Units held by the Company.  The Advisor will agree to cast its vote in proportion to the votes it receives from the limited partners in Newkirk MLP other than the Company.  As a result of this arrangement, the current limited partners of Newkirk MLP, exclusive of the Company will have a voting ownership interest that is greater than 50% in both the Company and Newkirk MLP, both before and after the consummation of this offering.

We do not believe that EITF D-97 is applicable.  The fourth paragraph of this guidance states “In applying SAB 54 to specific facts and circumstances, a registrant must distinguish between transactions resulting in a significant change in (recapitalization of) a company’s ownership (for example as the result of an initial public offering for which push-down accounting is not required) and purchase transaction in which the company becomes substantially wholly owned and for which push down accounting is required.”  Because this transaction involves an initial public offering we do not intend to utilize push down accounting.  In addition, as shown above, the Company will not own more than 80% of the Newkirk MLP.

Our Real Estate Assets, page 82

77.                               Comment:             We note your disclosure in the final carry-over paragraph at the bottom of page 82 that many of your leases grant the tenant the right to purchase the property at the expiration of the lease term for fair market value. Please revise to identify how you determine fair market value for these purposes.

Response:             We have complied with the Staff’s request and inserted disclosure under “NEWKIRK REALTY TRUST - Our Real Estate Assets - Description of Assets” which explains the determination of fair market value.

78.                               Comment:             We note your disclosure of annualized rental revenue in the tables on page 83. Please revise your disclosure to explain how you estimate and the period covered by your annualized rental revenue.

Response:             We have revised the disclosure in these tables to explain that the annualized rental revenue consists of the monthly rental rate in effect as of August 31, multiplied by twelve.

79.                               Comment:             Refer to footnote (4) at the bottom of page 83. Please revise this text to indicate when the purchase option expires.

Response:             We have complied with the Staff’s request and revised the footnote accordingly.

80.                               Comment:             Please revise to include a discussion of the decline in your renewal rental income compared to your in-plan rental income for expiring leases and any adverse impact this may have on your results of operations and liquidity. Refer to the lease expiration tables on pages 84-86.

Response:             We have revised the disclosure to include a discussion of the decline in renewal rental income compared to in-plan rental income for expiring leases and any adverse impact this may have on results of operations and liquidity.

81.                               Comment:             Refer to the chart on page 86. Because the amount of rental income to be realized in 2007 appears to be significant ($19,102,569), please provide footnote disclosure about the character and location of the properties and tenants occupying the properties under the heading “Other” to which this table relates.

Response:             We have complied with the Staff’s request and provided the requested footnote disclosure to the chart.

82.                               Comment:             Please revise your explanation of “Estimated Market Rents” on page 95 to include a discussion of the assumptions used by CB Richard Ellis in deriving such estimates, as well as a statement that actual rents may vary significantly from estimates.

Response:             We have revised the explanation of “Estimated Market Rents” to include a discussion of the assumptions used by CB Richard Ellis and a statement that actual rents may vary significantly from estimates.

83.                               Comment:             We note your discussion of the pending lawsuit of Hershey Foods in the first paragraph on page 96. Please revise your discussion here, and under the heading “Legal Proceedings” on page 104 to quantify the difference between the purchase price calculation that you assert is correct and that which is asserted by Hershey.

Response:             This litigation has been settled.  We have revised the disclosure to reflect the agreement between Newkirk MLP and the tenant.  See the Subsequent Event section of “MANAGEMENT’S DISCUSSION AND ANALYSIS”.

84.                               Comment:             Please expand your discussion of competition on page 96 to discuss competitive issues in the investment grade net lease markets.

Response:             We have complied with the Staff’s request and included a discussion of these competitive issues under “NEWKIRK REALTY TRUST, INC. - Our Real Estate Assets - Competition”.

85.                               Comment:             Please revise your disclosure in the first full paragraph on page 97 to clarify what you mean by “estate for years”, “remainderman”, “remaining interests” and “improvements lease.” In this regard, “please also explain to whose benefit” the land will automatically vest in a remainderman and how you will acquire any “remainder” interest.

Response:             We have clarified these terms and revised the disclosure under “NEWKIRK REALTY TRUST, INC. - Our Real Estate Assets - Land Estates and Ground Leases”.

86.                               Comment:             We note your discussion on page 97 of land estates and ground leases. Please identify the percentage of your assets represented by these types of rights.

Response:             We have inserted a chart complying with this comment.

87.                               Comment:             Please revise your disclosure in the fourth full paragraph on page 98 to explain what it means to “economically defease” your obligations under 27 of the 29 first mortgage loans.

Response:             We have included disclosure about defeasance and indicated that the obligations of Newkirk MLP under 27 of the 29 first mortgage loans have been satisfied.

88.                               Comment:             Please revise your disclosure in the final carry-over paragraph on page 97 to explain how Administrator LLC obtained its 49.99% ownership interest in Newkirk Capital LLC and where the note receivable in the amount of $11.4 million is reflected in your financial statements. In light of the guaranteed return provided to Administrator LLC, please also explain to us and disclose how you allocate earnings to Administrator LLC and where this is reflected in your financial statements.

Response:             We have inserted disclosure that Administrator LLC acquired its interest in 1997 in connection with the sale by the principals of Administrator LLC of various assets that were eventually acquired by Newkirk MLP in the exchange.  We have revised the disclosure to indicate that the note receivable for Administrator LLC in the amount of $11.4 million is reflected in other assets in the Newkirk MLP financial statements.  We have also disclosed that Administrator LLC’s share of the earnings in Newkirk Capital LLC is included in the minority interest expense in the Newkirk MLP financial statements.

89.                               Comment:             Please revise the final carry-over paragraph on page 97 to clarify whether you are “entitled to receive 100% of the distributions paid by Newkirk Capital to Administrator LLC” after the $40 million loan matures and/or is paid off in November 2009.

Response:             We have disclosed how distributions will be allocated following payment of the loan.

90.                               Comment:             Please revise your disclosure in the final paragraph on page 98 to clarify how acquiring these interests that hold unsecured loan, reduce debt service costs and eliminate potential conflicts of interest.

Response:             We have inserted the following disclosure.  “By beneficially owning the interests in these entities, Newkirk MLP receives substantially all of the economic benefit of any debt service payments that are made by Newkirk MLP.”  The reference to the elimination of conflicts relates to the fact that these interests were acquired from affiliated parties as part of the exchange. By acquiring the interests, a potential conflict between these affiliates and Newkirk MLP was eliminated.  Accordingly, we have also disclosed that the interests were acquired from affiliated parties.  In addition, these loans and related debt service costs are eliminated in consolidation.

91.                               Comment:             Please reconcile the aggregate balance related to Newkirk MLP’s proportionate share of contract right mortgage notes of $293.5 million reported in the final carry-over paragraph on page 100, $399.0 million, reported on page 100 under “Contract Right Mortgage Notes” and the amount recorded in your financial statements on page F-30.

Response:             We have revised the disclosure under “NEWKIRK REALTY TRUST, INC. - Our Real Estate Assets - Refinancing of Debt and Acquisition of Contract Right Mortgage Notes”, and “NEWKIRK REALTY TRUST, INC. - Our Real Estate Assets - Description of Indebtedness” to reconcile the total contractual balance, the amount contractually due to T-Two Partners and the amounts due in the financial statements as follows:

	June 30, 2005	August 31, 2005
	(in thousands)

Contractual amount due to T-Two Partners	$294,182	$276,322
Contractual amount due to third parties	99,168	10,786
Total contractual amount due	393,350	$287,108
Mark to market adjustments	(38,709)
Amount per financial statements	$354,641

We are now disclosing the amounts due as of August 31, 2005 but have provided a reconciliation as of June 30, 2005 reflecting a mark to market adjustment recorded on the original dates of acquisition to reconcile to the financial statements for your review. The amounts due per the financial statement include continuing operations, discontinued operations and accrued interest payable.

92.                               Comment:             We note that the summary of scheduled principal maturities on page 100 is as of July 15, 2005. All statistical information regarding your portfolio should be presented as of the same date and, unless impracticable, should be at least as of the date of your most recent financial statements.

Response:             We have revised our disclosure to present all statistical information as of August 31, 2005 and all financial statement data as of June 30, 2005.

93.                               Comment:             Please briefly describe how contract right mortgage notes are different than traditional mortgages.

Response:             We have inserted the following disclosure under “NEWKIRK REALTY TRUST, INC. - Our Real Estate Assets - Description of Indebtedness”. These contract right mortgage notes have the attributes of traditional mortgages.”

94.                               Comment:             Refer to the second paragraph on page 101. Please update your disclosure to clarify whether the anticipated refinancing occurred in July.

Response:             We have complied with the Staff’s request and disclosed in this paragraph and throughout the S-11 that such refinancing occurred on August 11, 2005.

95.                               Comment:             Please expand your disclosure in the final carry-over paragraph at the bottom of page 101 to discuss how your current financial position compares to each of the financial covenants referenced.

Response:             We have complied with the Staff’s request.

Executive Compensation, page 103

96.                               Comment:             Please disclose the amount to be paid to Winthrop Financial from the base management fee.

Response:             We have complied with the Staff’s request and disclosed this amount under “EXECUTIVE COMPENSATION”.

Reimbursements of Expenses, page 111

97.                               Comment:             Please clarify whether the employees referenced in the second bullet are your employees or the advisor’s. We note that you have disclosed that you do not have employees and that the advisor is responsible for the compensation of its employees.

Response:             The employees referred to in the second bullet would be the Company’s employees and not those of the Advisor.  We have added the word “our” before “employees” to clarify this point.  As discussed under “EXECUTIVE COMPENSATION” and “OUR ADVISOR AND THE ADVISORY AGREEMENT; EXCLUSIVITY ARRANGEMENT – The Advisory Agreement”, although the Company does not currently have any employees, the Company may hire full time professionals in the future to implement its business and acquisition strategy.

Other Compensation, page 112

98.                               Comment:             Please specify how “market rate compensation” will be determined for purposes of the construction management fees you will pay to your advisor.

Response:             We have complied with the Staff’s request and provided the required disclosure under “OUR ADVISOR AND THE ADVISORY AGREEMENT - Other Compensation”.

Corporate Governance, page 115

99.                               Comment:             Please specify the individuals who will serve on your standing board committees.

Response:             The members of the standing board committees have not yet been determined.  We will include their names in an amendment prior to effectiveness of the Registration Statement.

Certain Relationships and Related Party Transactions, page 120

The Exchange, page 122

100.                        Comment:             Please separate your discussion of the conflicts created by the sale of MLP units to affiliates and the exemptions from the ownership limit.

Response:             We have complied with the Staff’s request and revised our disclosure so that “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - Transactions and Relationships Relating to this Offering and Our Structure - “Sale of MLP Units by Affiliates” is a separate subsection from “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - Transactions and Relationships Relating to this Offering and Our Structure - Exemption from Ownership Limitation”.

101.                        Comment:             Please identify the “affiliates of Apollo Real Estate Investment Fund II” from whom you may purchase Newkirk MLP units in the first paragraph on page 120.

Response:             We have complied with the Staff’s request to clarify throughout that the units will be purchased from Apollo Real Estate Investment Fund III, L.P.

102.                        Comment:             Please expand your disclosure in the final carry over paragraph on page 121 to state that Michael Ashner also controls First Union.

Response:             We believe that we have fully disclosed Michael Ashner’s affiliation with First Union in this paragraph.  Mr. Ashner does not control First Union.  First Union is a publicly-traded company that is controlled by its board of directors, a majority of whom are independent.

103.                        Comment:             In your discussion of the fee to be paid to Winthrop Financial on page 121, please disclose the relationship of Mr. Ashner to Winthrop Financial.

Response:             We have complied with the Staff’s request and revised the disclosure under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Transactions and Relationships Relating to this Offering and Our Structure - Advisory Agreement with our Advisor” to disclose this relationship.

104.                        Comment:             Refer to your discussion of transactions with Vornado Realty Trust in the first full paragraph on page 122. Rather than including a cross-reference to your policies regarding certain investing activities, please include a short description of the restrictions you have agreed to with Vornado within the text here.

Response:             We have complied with the Staff’s request and revised the disclosure under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Transactions and Relationships Relating to this Offering and Our Structure – Transactions with Vornado Realty Trust and its Affiliates” to describe these restrictions.

Acquisition of Limited Partnership Interests, page 123

105.                        Comment:             Please clarify why the units issued in connection with your acquisition of nine partnerships in January 2003 where divided among four entities rather than nine.

Response:             We have revised the disclosure under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Certain Relationships and Related Party Transactions of Newkirk MLP - Acquisition of Limited Partnership Interests”  to clarify that the MLP units issued in respect of the limited partnership interests acquired were divided among four “MLP affiliates”.  These entities determined amongst themselves how to allocate the units acquired from sale of the interests in the nine partnerships.

T-Two Partners, T-2 Certificate, page 125

106.                        Comment:             Please revise to also disclose the cumulative amounts of principal and interest paid to T-Two Partners and of these amounts how much was applied to make payments of principal and interest on the T-Two Loan guaranteed by Newkirk MLP.

Response:             We have revised the disclosure under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Certain Relationships and Related Party Transactions of Newkirk MLP - T-Two Partners, T-2 Certificate”  to indicate the cumulative annual payments made by Newkirk MLP to T-2 Partners for the year ended December 31, 2003 and 2004 as well as the six months ended June 30, 2005.  Additionally we have disclosed the payment made by T-2 Partners on the T-2 Loan.

107.                        Comment:             We note your discussion of the second mortgage indebtedness held by MLP affiliates on certain properties of Newkirk MLP. It is not clear how the amount paid by MLP affiliates for a 53% interest in such second mortgage indebtedness ($1,012,486) relates to the amount that is now owed ($15,232,000), approximately two years later. Please tell us how these two amounts relate to each other. In addition, please tell us whether you have additional indebtedness that allows a minimum payment with unpaid interest added to the principal outstanding balance.

Response:             The second mortgage indebtedness referred to was acquired as part of a large restructuring that included the acquisition of the land and the refinancing of first mortgage debt on the property.  The second mortgage was acquired at a deep discount as it does not pay a current coupon and is subordinate to the first mortgage which had a very high loan to value ratio at the time of the transaction in December 2002.

The only other related party indebtedness that allows a minimum payment with unpaid interest added to the principal balance are the contract right notes held by T-Two Partners.  These will be acquired upon exercise of the T-Two option which is part of the formation transactions.

Acquisition of Mortgage Loan, page 126

108.                        Comment:             Please clarify whether this loan is eliminated in consolidation.

Response:             We have clarified our disclosure under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS – Certain Relationships and Related Party Transactions of Newkirk MLP - Acquisition of Mortgage Loan”  to indicate that this loan is eliminated in consolidation.

109.                        Comment:             Please revise the maturity of the El Segundo mortgage.

Response:             We have revised the maturity date to reflect the maturity in 2023.

Security Ownership of Certain Beneficial Owners and Management, page 127

110.                        Comment:             Refer to footnote (9) on page 128. Please tell us why you believe it is appropriate to exclude from Michael Ashner’s percentage voting power calculation shares over which he controls the right to vote.

Response:             The Advisor will be obligated to vote its special voting preferred stock in direct proportion to votes it receives from limited partners, subject to limited exceptions relating to Vornado’s ability to vote in connection with certain board elections.  Accordingly, we have revised the footnote to clarify that we will only attribute to Michael Ashner voting power in respect of the special voting preferred stock to the extent of Mr. Ashner’s ability to direct the vote of the preferred stock through his ownership of MLP units.  Similarly, we have deleted the Advisor, NKT Advisor LLC, from the ownership table, since, subject to the limitation discussed above, the Advisor will not have the discretion to direct the votes attaching to the special voting preferred stock.

Description of Stock, page 129

111.                        Comment:             Please describe briefly or cross-reference the description of any provision of your charter or bylaws that would have the effect of delaying, deferring or preventing a change of control as required by Item 202(a)(5) of Regulation S-K.

Response:             We have amended the disclosure to include, under “Description of Stock”, a cross-reference to “IMPORTANT PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS” which describes provisions of the charter and bylaws, if any, that would have the effect of delaying, deferring or preventing a change in control.

Underwriting, page 158

112.                        Comment:             We note from your disclosure in the final full paragraph on page 160 that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

•                  Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

•                  Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

•                  Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Response:             The underwriters have advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain.  At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the SEC and the SEC raised no objections to such procedures.

Other than with respect to electronic roadshows conducted in compliance with SEC no-action letters, the underwriters have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the internet.  While the underwriters have contracted with Yahoo! NetRoadshow (www.netroadshow) to conduct an internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person.  Yahoo! NetRoadshow has informed the underwriters that it conducts roadshows in accordance with the NetRoadshow Inc. no-action letter dated July 30, 1997, received from the SEC in connection with virtual roadshows.  In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with SEC and distributed to live attendees, is required to, and will, be made available on the website.  In addition, as a convenience to certain of its institutional investor customers to whom hard a copy of the preliminary prospectus has been or will be sent, Bear, Stearns & Co. Inc. may send an electronic copy of the preliminary prospectus in pdf form to such investors.  In addition, Credit Suisse First Boston LLC (“CSFB”) has informed us that, as an accommodation to its customers, it sends pdf versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings.  CSFB has also informed us that it intends to make the preliminary and final prospectus available on the Internet through a password protected portal on its proprietary website.  Neither Bear Stearns nor CSFB will rely on such electronic distribution or availability of the preliminary or final prospectus to satisfy any of its obligations under the federal securities laws.

Currently, no information regarding the Company appears on the Yahoo! NetRoadshow website.

Change in Accountants, page 162

113.                        Comment:             Please revise your disclosure, or have your current auditors explain to us how they were able to render an audit opinion dated August 5, 2005 based on a re-audit of Newkirk MLP’s financial statements for the year ended December 31, 2004 when they were selected as the independent registered public accounting firm on August 5, 2005. In this regard, please also clarify your statement in the fifth paragraph were you state “Prior to August 5, 2005 Newkirk MLP has not consulted Deloitte & Touche LLP with respect to the application of accounting principals....or the type of opinion that might be rendered on our consolidated financial statements.”

Response:             In 2002, Deloitte and Touche LLP audited the balance sheet of Newkirk MLP as of the date of its inception, January 1, 2002. Subsequent to that, Newkirk MLP engaged Imowitz and Koenig LLP as its auditors.  In connection with the formation of the Company and the anticipated initial public offering, the Company selected Deloitte and Touche LLP to audit the Company’s financial statements and the financial statements of Newkirk MLP for the year ended December 31, 2004.  Accordingly, on June 15, 2005, Deloitte and Touche LLP was engaged by the Company.  Newkirk MLP did not change its accountants until it was convinced that the initial filing of the S-11 was imminent, at which time on August 5, 2005 it engaged Deloitte and Touche LLP.  We have revised the disclosure under “Change in Accountants” to clarify matters relating to the change in accountants.

Index to Financial Statements, page 164

114.                        Comment:             Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:             The financial statements have been updated.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P-1 to P-2

115.                        Comment:             Please revise your disclosure to also reflect your use of offering proceeds to purchase MLP units from other limited partners of Newkirk MLP discussed as part of your formation transactions on page 80.

Response:             We have revised our disclosure on these pages to reflect the use of proceeds to purchase MLP units from other limited partners.

Unaudited Pro Forma Balance Sheet as of March 31, 2005, pages P-3 to P-4

Note (B), page P-4

116.                        Comment:             Please revise your disclosure to explain the circumstances in which you expect to sell your ownership interest in the securitization pool. In this regard, please also disclose who acquired your interest and the carrying value of your interest in the securitization pool.

Response:             We have revised our disclosure on this page to eliminate the sale of the interest in the securitized pool.

117.                        Comment:             Please reconcile the increase in cash included in your “Refinancing” column on page P-3 to the net change in cash as a result of the transactions disclosed in this note.

Response:             We have revised the disclosure on this page to facilitate the reconciliation of the net change in cash.

Note (C), page P-4

118.                        Comment:             Please clarify the nature of the “other assets” you plan to acquire in connection with your acquisition of T-Two Partners.

Response:             We have clarified the disclosure in this note to indicate the acquisition of third party contract right mortgage notes receivable as the other assets acquired in connection with the acquisition of T-Two Partners.

Note (E), page P-4

119.                        Comment:             Please advise us of, and disclose, the method you will use to account for the acquisition of Newkirk MLP referred to in this note. In this regard, disclose the method used to account for the acquisition of interests owned by unaffiliated third parties and those owned by affiliates, and disclose how you determined the value you will record upon acquisition. Include support for your method. Specifically address why you are not accounting for the acquisition of minority interests at fair value. Refer to Appendix D of SFAS 141 and FTB 85-5.

Response:             We have revised the disclosure to indicate the method used to account for the acquisition.    For the reasons set forth in response to Comment 76 and consistent with the guidance provided in EITF 94-2 and SFAS141 we intend to account for the acquisition of the assets at historical cost.  This transaction is an UPREIT transaction whereby the Company is investing proceeds from an initial public offering in exchange for the general partnership interest in Newkirk MLP and the sponsor, the current Newkirk MLP partners, are retaining a minority interest.  Therefore, we account for the transaction as a reorganization of entities under common control.

The minority interests currently reflected on the historical financial statements of  Newkirk MLP relate to interests in partnerships in which Newkirk MLP does not own 100% interests.  These minority partners will not be offered shares in the Company and are not party to the formation transactions.  Accordingly, pursuant to paragraph 7 of FTB 85-5 these interests will be carried at their existing carrying amounts.

120.                        Comment:             If common control is your basis for accounting for the acquisition of interests owned by affiliates using historical cost, please provide detailed support for your assertion. In this regard, please summarize your ownership structure (including ownership percentages), as well as the ownership structure of Newkirk MLP before and after this acquisition. Please also explain to us who you determined to be the accounting acquirer. Refer to EITF 02-5 for clarification of the common control criteria.

Response:             Common control is our basis for accounting for the acquisition of our interests owned by affiliates using historical costs.  Refer to our response to Comment 76 for the facts and accounting guidance pursuant to which we reached our conclusion.

We believe the Company which was formed to issue equity interests and to effect a business combination through the distribution of cash is the acquirer pursuant to paragraphs 16 and 17 of SFAS 141.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31 2004, pages P-7 to P-8

Note (D), page P-7 – P-10

121.                        Comment:             Please explain how each of your adjustments related to the cancellation of indebtedness and gain on sale of the securitized pool of first mortgages meet the requirements in Rule 11-02(b)(6) of Regulation S-X.

Response:             We have revised the pro-forma adjustments to exclude the cancellation on indebtedness and the gain on the sale of the secured pool of first mortgages. The pool of first mortgages is not being sold and the cancellation of indebtedness is a one time item which will not have continuing impact (rule 11-02 (b) (6)).

122.                        Comment:             Please advise us of, and disclose, if you are using current interest rates, or interest rates for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates. Also, please advise us, and disclose, if management has determined that the interest rate used is reasonable.

Response:             We have revised the disclosure in footnote D to indicate that we are assuming the interest rate from the commitment (Libor plus 1.75%) based upon actual Libor during the periods covered.  We have also added a disclosure to show the impact of interest expense of a 0.125% increase in interest rates.  Management believes that the use of the interest rate is reasonable.

Note (E), page P-7 - P-10

123.                        Comment:             Please advise us and revise your disclosure to explain how you allocate income to the minority interest holder of Newkirk MLP and how this results in merely a reclassification from minority interest expense to other expense in your statement of operations.

Response:             We have revised the disclosure in this note to explain that the minority interest in partially owned consolidated entities is allocated their pro-rata share of the specific entities’ income.  We have reclassified this change to other expense as these partners are not partners in Newkirk MLP but minority partners in partnerships below Newkirk MLP.

124.                        Comment:             Please advise us and revise your disclosure to explain how you will account for the common stock issued to First Union in exchange for the exclusivity right. In your response, please cite the relevant accounting literature which supports your accounting and tell us how you considered the termination rights and forfeiture rights discussed on pages 108-109 and 112-113. Refer to SFAS 123, EITF 96-18 and EITF Topic D-90.

Response:             We have revised the disclosure to indicate that the Company will expense the fair value of the exclusivity agreement received by the Company.  We will expense 100% of the fair value upon issuance as the shares issued will entitle the holder to all economic rights (dividends) and all voting rights although 50% of these fully vested shares issued are subject to forfeiture ( a service requirement), we believe the occurrence of or non performance of these service requirements to be remote.  In accordance with paragraph 44 of SFAS 123, we have recorded the expense.

In accordance with EITF 96-18, we have used the stock issuance date as our measurement date which was the earlier of (i) the date at which a commitment for performance is reached or (ii) the date performance is complete.

We do not believe EITF D-90 is applicable. This literature addresses unvested forfeitable equity investments where as in our case the Company has issued 100% vested shares that entitle the holder to all economic and voting rights immediately.

125.                        Comment:             If you have determined, and your accounting supports, the recognition of this exclusivity right as an immediate expense in your financial statements, please tell us how this expense is expected to have a continuing impact for inclusion as a pro forma adjustment. Refer to Article 11 of Regulation S-X.

Response:             We have revised the pro-forma statements of operations for the period ended December 31, 2004 and June 30, 2004 to exclude the expensing of the exclusivity agreement as this will not have a continuing impact on operations.

The Newkirk Master Limited Partnership
Financial Statements and Notes

Consolidated Balance Sheets, page F-6

126.                        Comment:             We note that Newkirk MLP filed restated financial statements on Form 10-K/A on July 20, 2005 and again on August 8, 2005. As part of this restatement, we note that you reclassified $30.3 million and $43.4 million at December 31, 2004 and 2003, respectively, related to minority interest with debit balances to partners’ equity due to the lack of contractual obligation with the limited partners to advance money to Newkirk MLP. In light of this correction, please explain to us and disclose how you allocated income or loss to minority interest holders related to partnerships where you have absorbed the deficit minority interest balance as part of partners’ equity due to this lack of contractual obligation. Please cite the relevant accounting literature that supports your accounting.

Response:             The accounting literature relied upon in determining the appropriate accounting for the allocation of income or loss is:

EITF 95-7: Implementation Issues Related to the Treatment of Minority Interests in the certain Real Estate Investment Trust.

Since the formation of Newkirk MLP each related partnership has generated earnings in each year.  The minority interest charge in each year has been the minority interest holder’s share of the related partnership’s earnings which have been greater than the amount of the distribution to the minority interest holders.  The minority interest amounts in excess of distributions have been credited to equity.

127.                        Comment:             Please provide us with an analysis of the changes in minority interest during each of the periods presented in your financial statements.

Response:             We have provided an analysis of minority interest for the three years ended December 31, 2004.

Minority Interest Roll Forward

						Charge to
	Beginning	Expense		Distribution		Equity		Other		Ending
2002	1,424	10,695	(A)	<4,271	>	<6,147	>	—		1,701
2003	1,701	23,188	(A)	<8,734	>	12,109		<24,711	>(B)	3,553
2004	3,553	18,920	(A)	<9,715	>	<13,101	>	2,952	(B)	2,609
2005	2,609	9,304	(A)	<3,191	>	<6,360	>	141	(B)	2,503

A)          Minority interest expense includes continuing operations and discontinued operations.  Minority interest expense includes $0, $5,111, $694 and $(8) for 2002, 2003, 2004, and 2005 respectively.

B)            Represents consolidation of new entities or acquisition of additional minority interest primarily by issuing new units in Newkirk MLP.

Consolidated Statements of Cash Flows, page F-10

128.                        Comment:             We note that in connection with Newkirk MLP’s restated financial statements on Form 10-K/A filed on August 8, 2005, Newkirk MLP reclassified cash payments of accrued interest from operating activities to financing activities. Please explain to us how this results in cash used in financing activities and how you considered paragraph 23(d) in SFAS 95.

Response:             The 10-K/A filed on August 8, 2005 did not include any adjustment related to interest and principal payments.  The 2004 year end financial statements properly classifies the principal payments in financing activities.

However, an amendment was made to the June 30, 2004 and September 30, 2004 cash flow statement included in Form 10-Q/A which had incorrectly classified principal payments as interest payments.  We reclassified these amounts in accordance with SFAS 95.

Note 4, Notes and Contract Rights Payable, pages F-19-F-21

129.                        Comment:             Please advise us and revise your disclosure to explain what the “contract rights” represent and how this differs from your mortgage notes.

Response:             We have revised the disclosure in this note to indicate that the contract rights mortgage notes payable are mortgage notes payable subordinated to first mortgage notes.

Note 11.  Subsequent Events, pages F-28 and F-38

130.                        Comment:             Please also disclose the subsequent events discussed on page 67 which resulted in your recognition of an impairment loss in the second quarter of 2005. Clarify to us why the impairment was not recognized prior to the second quarter of 2005. Tell us when indicators of a possible impairment such as when lack of full utilization of the building was first evident and why an impairment was not recognized then.

Response:             We have included a discussion of the impairment loss in the June 30, 2005 financial statements.  The property located in Toledo, Ohio is 100% triple net leased to Owens- Illinois Inc. until September 30, 2006.  The impairment charge was triggered in May 2005 when, indirectly through a newspaper article, Newkirk MLP discovered that Owens-Illinois had publicly announced that it would be relocating its headquarters facility.  Based upon a revised cash flow analysis, Newkirk MLP now has an impairment loss.  The impairment loss has been added to the subsequent event disclosure in the annual financial statements.

Newkirk MLP had previously tested the property for impairment.  The sum of the undiscounted cash flows expected to result from the use of and the eventual disposition of the asset exceeded the carrying amount of the property.  The analysis assumed Owens-Illinois, Inc. would renew its lease at its current occupancy level and that all subleases would be direct leases with Newkirk MLP.  Newkirk MLP had no indication to the contrary.

Part II

Item 33.  Recent Sales of Unregistered Securities, page II-1

131.                        Comment:             Please specify the exemption from registration upon which you relied for the issuance of Newkirk MLP units in January, 2003, and specify facts which tend to support the use of such exemption.

Response:             We have complied with the Staff’s request and revised the disclosure in this Item to provide the exemptions relied upon.

Exhibits

132.                        Comment:             Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review. Please also file the material agreements required to be filed under Item 601 of Regulation S-K.

Response:             We have provided forms of draft tax and legal opinions for your review.

Please call either Mark Fisher (212-940-8877) or Elliot Press (212-940-6348) should you have any questions.

Sincerely yours,

Mark I. Fisher

MIF:bls

1

1

[LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL, LLP]

September    , 2005

Newkirk Realty Trust, Inc.

7 Bulfinch Place, Suite 500

Boston, Massachusetts 11753

Re:          Newkirk Realty Trust, Inc., a Maryland corporation (the “Company”) - Issuance and Sale of up to     ,    ,     shares (the “Shares”) of the Common Stock of the Company, par value one cent per share ($.01) (the “Common Stock”), pursuant to Registration Statement on Form S-11, as amended (Registration No. 333-127278) (the “Registration Statement”)

Ladies and Gentlemen:

We have acted as Maryland corporate counsel to the Company in connection with the registration of the Shares under the Securities Act of 1933, as amended (the “Act”), pursuant to the Registration Statement, which was filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2005, as amended and supplemented on a recent date.  You have requested our opinion with respect to the matters set forth below.

In our capacity as Maryland corporate counsel to the Company and for the purposes of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(i)            the corporate charter of the Company (the “Charter”) represented by Articles of Incorporation filed with the State Department of Assessments and Taxation of Maryland (the “Department”) on July 19, 2005;

(ii)           the Bylaws of the Company, as adopted on September 19, 2005 (the “Bylaws”);

(iii)          the informal action in lieu of organizational meeting of the Board of Directors of the Company, dated as of July 19, 2005 (the “Organizational Minutes”);

(iv)          resolutions adopted by the Board of Directors of the Company, or a committee thereof, on September    , 2005 and September    , 2005 (the “Existing Directors’ Resolutions” and together with the Organizational Minutes and the Final Determinations ((as hereinafter defined), the “Directors’ Resolutions”);

(v)           the Registration Statement, including all amendments thereto, filed by the Company with the Commission under the Act and the related form of prospectus included therein;

(vi)          a status certificate of the Department, dated as of a recent date, to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland and is duly authorized to transact business in the State of Maryland;

(vii)         a certificate of Michael L. Ashner, Chairman of the Board of Directors, and Chief Executive Officer and Peter Braverman President of the Company, dated as of the date hereof (the “Officers’ Certificate”), to the effect that, among other things, the Charter, the Bylaws and the Existing Directors’ Resolutions are true, correct and complete, and that the Charter, the Bylaws and the Existing Directors’ Resolutions have not been rescinded or modified and are in full force and effect as of the date of the Officers’ Certificate, and certifying as to the manner of adoption of the Existing Directors’ Resolutions and the authorization for issuance of the Shares; and

(viii)        such other documents and matters as we have deemed necessary and appropriate to render the opinions set forth in this letter, subject to the limitations, assumptions, and qualifications noted below.

In reaching the opinions set forth below, we have assumed the following:

(a)           each person executing any of the Documents on behalf of any party (other than the Company) is duly authorized to do so;

(b)           each natural person executing any of the Documents is legally competent to do so;

(c)           any of the Documents submitted to us as originals are authentic; the form and content of any Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such documents as executed and delivered; any of the Documents

2

submitted to us as certified, facsimile or photostatic copies conform to the original document; all signatures on all of the Documents are genuine; all public records reviewed or relied upon by us or on our behalf are true and complete; all statements and information contained in the Documents are true and complete; there has been no modification of, or amendment to, any of the Documents, and there has been no waiver of any provision of any of the Documents by action or omission of the parties or otherwise;

(d)                                 none of the Shares will be issued or transferred in violation of the provisions of Article VII of the Charter of the Company captioned “Restriction on Transfer and Ownership of Shares”; and

(e)                                  prior to issuance of the Shares, the Board of Directors, or a duly appointed committee thereof, will adopt resolutions determining the consideration to be received by the Company in exchange for the Shares and the terms of issuance and sale of the Shares (collectively, the “Final Determinations”).

Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(1)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

(2)           The issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company and when such Shares are issued and delivered by the Company in exchange for the consideration therefor as provided in the Directors’ Resolutions, such Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the State of Maryland, and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

This opinion letter is issued as of the date hereof and is necessarily limited to laws now in effect and facts and circumstances presently existing and brought to our attention.  We assume no obligation to supplement this opinion letter if any applicable laws change after the date hereof, or if we become aware of any facts or circumstances that now exist or that occur or arise in the future and may change the opinions expressed herein after the date hereof.

3

We consent to your filing this opinion as an exhibit to the Registration Statement and further consent to the filing of this opinion as an exhibit to the applications to securities commissioners for the various states of the United States for registration of the Shares.  We also consent to the identification of our firm as Maryland counsel to the Company in the section of the Registration Statement entitled “Legal Matters.”  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

4

DRAFT – SUBJECT TO OPINION COMMITTEE APPROVAL

September       , 2005

Newkirk Realty Trust, Inc.

7 Bulfinch Place

Suite 500

Boston, MA   02114

Gentlemen:

We have acted as your counsel in connection with your registration of common stock on the Registration Statement on Form S-11, as amended, under the Securities Act of 1933 being filed by you with the Securities and Exchange Commission on or about the date hereof (the “Registration Statement”).

In rendering this opinion, we have examined the Registration Statement and such other documents and materials as we have deemed necessary or appropriate to review for purposes of our opinion, and have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.  In addition, in rendering this opinion, we have relied as to certain factual matters upon the statements and your representations contained in the Prospectus included in the Registration Statement (the “Prospectus”) and in the certificate provided to us by you in connection with this opinion  (the “Newkirk Certificate”).  We have assumed, with your permission, the accuracy of the statements and representations made in the Newkirk Certificate and the Prospectus, and that you will operate in the manner described in your organizational documents, the Newkirk Certificate and the Prospectus. We also have relied, without independent investigation, upon the statements and representations made by each person entering into an ownership limit waiver agreement with you, and have assumed, with your permission, the accuracy of such statements and representations.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.  In rendering this opinion, we are expressing our views only as to Federal income tax law.

Based on and subject to the foregoing, it is our opinion that, under current Federal income tax law:

(1)           Commencing with your taxable year ending December 31, 2005, you are organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and your proposed method of operation, as described in the Prospectus and as represented by you, will enable you to satisfy the requirements for qualification and taxation as a REIT.

(2)           The discussion relating to tax matters under the heading “Federal Income Tax Considerations” in the Prospectus, to the extent that such discussion contains descriptions of applicable Federal income tax law, is correct in all material respects as of the date hereof.

Your qualification as a REIT will depend upon your continuing satisfaction of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping.  No assurance can be given that the actual results of your operations will satisfy all such requirements for your current or future taxable years. We do not undertake to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect our conclusions set forth herein or in the Prospectus.  We do not undertake to monitor whether you actually will satisfy the various REIT qualification tests, and we express no opinion concerning whether you actually will satisfy these tests.

Our opinion relies on, and is subject to, the facts, representations and assumptions set forth herein.  Any inaccuracy or subsequent change in such facts, representations or assumptions could adversely affect our opinion.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement and the reference to this letter and to us under the heading “Federal Income Tax Considerations” in the Prospectus.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

KATTEN MUCHIN ROSENMAN LLP

DRAFT – SUBJECT TO OPINION COMMITTEE APPROVAL

By:
A Partner